Contact

www.linkedin.com/in/
natemortensen (LinkedIn)

Top Skills

Ruby

Ruby on Rails

JavaScript

Certifications

Data Structures and Performance

Mathematical Thinking in Computer Science

Nate Mortensen

Product @ CaterCow

Brooklyn, New York, United States

Summary

I am a full stack developer with a proven track record of building web-based companies.

Highly proficient in: Ruby, Rails, JavaScript, Vue.js, HTML, CSS, SQL

Experience

CaterCow

Product

January 2019 - Present (7 years 5 months)

Brooklyn, New York, United States

Zencare.co (We're hiring!)

Technical Advisor

October 2018 - October 2020 (2 years 1 month)

Brooklyn, New York, United States

VAWAA - Vacation With An Artist

CTO / Technical Co-Founder

May 2016 - January 2020 (3 years 9 months)

Brooklyn, New York, United States

Built and managed the website for VAWAA.

ClearVoice

Senior Software Engineer

August 2013 - March 2019 (5 years 8 months)

Phoenix, Arizona Area

Responsible for the all back-end work on the ClearVoice platform.

I joined ClearVoice in its early stages (a couple months into development), and helped grow the product until the company was acquired by Fiverr in early 2019.

Education

Harvard Extension School

Graduate Certificate - Software Engineering, Computer Science · (2018 - 2020)

Arizona State University

Bachelor of Science - BS, Finance, General · (2011 - 2014)

Arizona State University

Bachelor of Science - BS, Marketing · (2011 - 2014)